Mitzi Chang +1 415 733 6017 MChang@goodwinlaw.com	Goodwin Procter Three Embarcadero Center San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000

April 30, 2021

Mitchell Austin

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Marqeta, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 2, 2021
CIK No. 0001522540

Dear Mr. Austin:

This letter is submitted on behalf of Marqeta, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on April 2, 2021 (the “Draft Registration Statement”), as set forth in your letter dated April 14, 2021 addressed to Jason Gardner, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Mr. Mitchell Austin

Securities and Exchange Commission

April 30, 2021

The Offering, page 12

1.	On page 14 and elsewhere, you discuss outstanding warrants that will become exercisable upon the attainment of certain milestones. Please revise here or elsewhere to summarize these milestones.

RESPONSE: The Company has revised pages 14, 63, and 67 of the Amended Draft Registration Statement to address the Staff’s comment as follows:

“750,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Uber Technologies, Inc., or Uber, dated September 15, 2020, with an exercise price of $0.01 per share, 22,500 of which are currently exercisable and 727,500 of which are exercisable upon attaining certain milestones over a five-year period, including the launch of certain Uber programs on our Platform, achievement of annual transaction count thresholds and completion of certain joint marketing activities, or the Uber Warrant Milestones;”

“1,100,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Square dated March 13, 2021, with an exercise price of $0.01 per share, none of which are currently exercisable and all of which are exercisable upon attaining certain milestones relating to Square’s creation of a specified percentage of new cardholders on our Platform each year over a three-year period, or the Square Warrant Milestones;”

“50,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Ramp Business Corporation, or Ramp, dated March 31, 2021, with an exercise price of $0.01 per share, none of which are currently exercisable and all of which are exercisable upon attaining certain milestones relating to Ramp’s creation of a specified percentage of new cardholders on our Platform each year over a three-year period, or the Ramp Warrant Milestones;”

Components of Results of Operations, page 74

2.

We note your response to prior comment 8. We also note your disclosure on page 71, and elsewhere, that the Card Networks establish and adjust the interchange fees. Clarify whether you have the right to pass through any increases in these fees to your customers and how you took this into consideration in determining whether the amount you earn is a fixed fee per transaction or whether you bear the risk of a variable margin.

RESPONSE: The Company respectfully advises the Staff that a substantial majority of its net revenue is generated from its Customer contracts, which provide that the Company share revenue based on the interchange the Company earns or based on a

Mr. Mitchell Austin

Securities and Exchange Commission

April 30, 2021

percentage of processing volume generated by the respective Customer’s card program. For these Customer contracts, the Company assumes the variability in its margins (both positive and negative) resulting from changes in interchange rates imposed by the Card Networks. Additionally, the Company assumes the variability in its margins resulting from changes in transaction mix, which refers to the proportion of processing volume that is signature debit versus PIN debit transactions and consumer versus commercial transactions that are included in the Company’s Total Processing Volume (TPV), as whether a transaction is consumer vs. commercial or signature debit vs. PIN debit impacts interchange fees.

In a limited number of Customer contracts the Revenue Share arrangements provide that the Company keep a fixed percentage of the dollar value of the volume processed for the Customer and passes any remaining interchange fees collected to the Customer. For these Customer contracts, the risk of variable margin is passed to the Company’s Customer. The Company discusses these Customer contracts on pages 23, 27, 71, 72, and 75 of the Amended Draft Registration Statement.

Consolidated Financial Statements

Note 11. Stock Incentive Plan, page F-29

3.

We note your response to prior comment 26. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock-based compensation.

RESPONSE: The Company respectfully advises the Staff that as of the date of this letter, the Company does not have an estimated offering price or range. Once the Company obtains an estimated offering price or range, the Company will provide this to the Staff along with explanations of differences between this price or range and the recent valuations used to measure share-based compensation.

Signature Page Follows.

Mr. Mitchell Austin

Securities and Exchange Commission

April 30, 2021

If you should have any questions concerning the enclosed matters, please contact the undersigned at (415) 733-6017.

Sincerely,

/s/ Mitzi Chang

Mitzi Chang

cc:	Jan Woo, Securities and Exchange Commission
Joseph Cascarano, Securities and Exchange Commission
Robert Littlepage, Securities and Exchange Commission
Jason Gardner, Marqeta, Inc.
Seth R. Weissman, Marqeta, Inc.
Caine Moss, Goodwin Procter LLP
Bradley C. Weber, Goodwin Procter LLP
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

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